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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER

                                                                     0-24073

                                                                  CUSIIP NUMBER

                                                                   44923E-10-1

(Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

         For Period Ended:   MARCH 31, 2001
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[ ]Transition Report on Form 10-K            [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F            [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  NOT APPLICABLE
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant  IBS INTERACTIVE, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
 400 N. ASHLEY STREET, SUITE 2600
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City, State and Zip Code  TAMPA, FLORIDA 33602
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                                     PART II
                             RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if necessary.)

         IBS INTERACTIVE, INC. (THE "COMPANY") RECENTLY RELOCATED ITS CORPORATE HEADQUARTERS, INCLUDING ITS ACCOUNTING DEPARTMENT, FROM CEDAR KNOLLS, NEW JERSEY TO TAMPA, FLORIDA AND CHANGED ITS CHIEF FINANCIAL OFFICER. IN ADDITION, THE COMPANY HAS RECENTLY UNDERTAKEN CAPITAL RAISING EFFORTS TO ADDRESS ANY POTENTIAL ISSUES REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. ADDITIONALLY, THE COMPANY IS COMPLETING AN INVESTIGATION TO DETERMINE THE EXTENT OF MISAPPROPRIATED FUNDS DUE TO DISHONEST AND FRAUDULENT ACTS COMMITTED BY ITS FORMER NEW JERSEY BASED CONTROLLER. BECAUSE OF THE HEAVY DEMANDS PLACED ON THE COMPANY'S MANAGEMENT AND ACCOUNTING PERSONNEL IN CONNECTION WITH THE FOREGOING EFFORTS, THE COMPANY CANNOT COMPLETE ITS FINANCIAL STATEMENTS AND PREPARE ITS FORM 10-KSB OR FORM 10-QSB IN A TIMELY MANNER WITHOUT UNREASONABLE EXPENSE OR EFFORT. THE COMPANY EXPECTS THAT IT WILL FILE ITS FORM 10-KSB NO LATER THAN THE 15TH OF JUNE, 2001 AND ITS FORM 10-QSB NO LATER THAN THE 29TH OF JUNE, 2001.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  KAREN SURPLUS                                       (813) 221-0024
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     (Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [ ] Yes [X] No

                  10-KSB for the period ended December 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1999, THE COMPANY ANTICIPATES THE FOLLOWING MATERIAL CHANGES (ESTIMATED) AT DECEMBER 31, 2000 AND FOR THE YEAR THEN ENDING:

                  THE COMPANY'S NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2000 WAS APPROXIMATELY $18 MILLION COMPARED TO $12 MILLION FOR THE PRIOR YEAR. THIS INCLUDED A LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS AND DISCONTINUED OPERATION LOSSES TOTALING APPROXIMATELY $4.4 MILLION, A MERGER EXPENSE OF $0.8 MILLION RELATED TO THE POTENTIAL MERGER WITH INFONAUTICS THAT DIDN'T


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                  OCCUR, A CHARGE RELATED TO SEVERANCE AND RESTRUCTURING
                  INCLUDING OFFICE CLOSINGS, IMPAIRMENT OF PROPERTY AND EQUIPMENT PRIMARILY RELATED TO ASSETS USED BY SEVERED EMPLOYEES AND OTHER COSTS PRIMARILY RELATED TO LEASES TOTALING APPROXIMATELY $2.2 MILLION.


                              IBS INTERACTIVE, INC.
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date     May 16, 2001               By:      /s/ Karen L. Surplus
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